                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of April 2006

               ACS MOTION CONTROL LTD. (FORMERLY ACS-TECH80 LTD.)
                  (Translation of registrant's name in English)

      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Attached, as Exhibits 1 through 3 to this Report on Form 6-K, respectively, are
(i) the Registrant's press release dated April 3, 2006, regarding its name change (ii) the Registrant's press release dated February 27, 2006, regarding its results for the year ended December 31, 2005, and (iii) the Registrant's press release dated October 31, 2005, regarding its results for the quarter ended September 30, 2005, all of which are hereby incorporated by reference herein.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       ACS - Tech80 Ltd.
                                                       (Registrant)

                                                       By: /S/ Ze'ev Kirshenboim
                                                       -------------------------
                                                       Ze'ev Kirshenboim
                                                       President and CEO
                                                       April 5, 2006

PRESS RELEASE

SOURCE: ACS-TECH80  LTD.

ACS-TECH80 NAME CHANGE TO ACS MOTION CONTROL

MIGDAL HA'EMEK, Israel, April 3, 2006 /PRNewswire/ -- ACS-Tech80 Ltd., (Nasdaq:
ACSEF - news), announces that effective immediately, the current name
"ACS-Tech80 Ltd." has been changed to "ACS Motion Control Ltd". The name of our subsidiary in the USA, "ACS-Tech80 Inc." has been changed to "ACS Motion Control
Inc".

It was decided to change the name in order to better reflect the company's standing as a global supplier of advanced multi-axis motion control systems to original equipment manufacturers in the fields of semiconductors, flat-panel display, electronics manufacturing, medical scanners and high accuracy automation equipment.

There is no change in terms of ownership, line of business and organizational structure.

CONTACT: ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. +972-4-654-6440

COMPANY PRESS RELEASE

SOURCE: ACS-TECH80  LTD.

ACS-TECH80 LTD., 2005, FOURTH QUARTER AND YEAR END RESULTS

MIGDAL HA'EMEK, Israel, February 27, 2006 /PRNewswire/ - ACS-Tech80 Ltd.,
(Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports 2005 fourth quarter and year end results.

Revenues for fiscal year 2005 were $11,428,000, a decrease of 21% from the
$14,376,000 revenues reported in 2004. Revenues for the fourth quarter of 2005 were $2,906,000, a decrease of 19% from the $3,584,000 revenues reported in the fourth quarter of 2004, and a decrease of 8% from the $3,173,000 revenues reported for the third quarter of 2005.

Operating income in 2005 was $1,022,000, compared to $2,534,000 in 2004.
Operating income for the fourth quarter of 2005 was $148,000, compared to
$421,000 in the fourth quarter of 2004, and $527,000 in the third quarter of
2005.

Net income in 2005 was $974,000, or $0.31 per share, compared to $2,253,000 net income, or $0.70 per share in 2004. Net income for the fourth quarter of 2005 was $324,000, or $0.10 per share, compared to $376,000 net income, or $0.11 per share in the fourth quarter of 2004, and $465,000 net income, or $0.15 per share in the third quarter of 2005.

The company completed fiscal year 2005 with cash, cash equivalents and marketable securities of approximately $5.1 million, compared to $3.6 million at the end of 2004, due to a positive cash flow from operations.

The decline in revenues compared to 2004 is mainly attributed to a temporary business decline experienced by a large customer in the field of Electronics manufacturing equipment.

Revenues for the second half of 2005 increased by 14% as compared to revenues in the first half of 2005, exceeding our previous estimation of 5% to 10%.

Based on current improved market conditions and backlog of customer orders, we expect that revenues in the first half of 2006 will increase by 15% to 20% as compared to revenues in the second half of 2005.

Due to our strong cash position and expected positive cash flow, the company decided to further increase its investment in product development and in pursuing additional market opportunities in 2006. It is expected that such investments will boost revenues and operating income starting in 2007.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the
Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:  ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                          THREE MONTHS ENDED DECEMBER 31,  YEAR ENDED DECEMBER 31,
                                            ---------------------------    -----------------------
                                             2005           2004             2005           2004
                                            -------        -------         -------         -------
                                                                CONSOLIDATED
                                            ------------------------------------------------------
                                              U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                            ------------------------------------------------------

Revenues                                      2,906          3,584          11,428          14,376
Cost of revenues                              1,546          1,806           5,657           7,602
                                            -------        -------         -------         -------
Gross profit                                  1,360          1,778           5,771           6,774
                                            -------        -------         -------         -------
Research and development costs
Costs incurred                                  437            491           1,629           1,668
Less-grants received                              -              -             (17)           (247)
                                            -------        -------         -------         -------

Net research and development costs              437            491           1,612           1,421

Proceeds from insurance claim                     -              -               -            (182)
Selling, general and administrative
 expenses, net                                  775            866           3,137           3,001
                                            -------        -------         -------         -------

Total operating costs                         1,212          1,357           4,749           4,240
                                            -------        -------         -------         -------

Operating income                                148            421           1,022           2,534
Financing  income (expenses), net                26             51              12             (26)
Other expenses                                    1            (17)              4             (20)
                                            -------        -------         -------         -------

Income before taxes on income                   175            455           1,038           2,488
Tax benefit (income taxes)                      149            (79)            (64)           (235)
                                            -------        -------         -------         -------

Net income                                      324            376             974           2,253
                                            =======        =======         =======         =======

Earnings per Ordinary Share
in U.S. dollars
Basic                                          0.10           0.11            0.31            0.70
                                            =======        =======         =======         =======

Weighted average number Shares used
in computation of earnings per share
Basic - in thousands                          3,142          3,210           3,141           3,210
                                            =======        =======         =======         =======

CONSOLIDATED BALANCE SHEETS

                                                                                                DECEMBER 31,
                                                                                           -----------------------
                                                                                            2005            2004
                                                                                           -------         -------
                                                                                                CONSOLIDATED
                                                                                           -----------------------
                                                                                          U.S. DOLLARS IN THOUSANDS
                                                                                           -----------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                    1,641           2,626
Short-term marketable securities                                                               511               -
Marketable debt securities                                                                     724               -
Trade receivables, net                                                                       2,517           3,170
Inventories                                                                                  2,833           2,784
Other                                                                                          330             376
                                                                                           -------         -------
TOTAL CURRENT ASSETS                                                                         8,556           8,956
                                                                                           -------         -------

LONG-TERM ASSETS
Deferred income taxes                                                                          121             142
Marketable debt securities                                                                   2,201           1,000
Investment in other company                                                                  1,218           1,218
Other long-term assets                                                                         120             105
                                                                                           -------         -------
TOTAL LONG-TERM ASSETS                                                                       3,660           2,465
                                                                                           -------         -------

PROPERTY AND EQUIPMENT
Cost                                                                                         3,465           3,418
Less - accumulated depreciation                                                             (2,810)         (2,498)
                                                                                           -------         -------
                                                                                               655             920
                                                                                           -------         -------

                                                                                            12,871          12,341
                                                                                           =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables                                                                               1,118           1,376
Accounts payable and accruals                                                                1,030           1,229
                                                                                           -------         -------
TOTAL CURRENT LIABILITIES                                                                    2,148           2,605
                                                                                           -------         -------
LONG-TERM LIABILITIES
Accrued severance pay, net                                                                     134             152
                                                                                           -------         -------
TOTAL LONG-TERM LIABILITIES                                                                    134             152
                                                                                           -------         -------

SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
    Authorized - 8,000,000 shares as of December 31, 2005 and 2004; Issued -
    3,113,577 and 3,101,647  shares as of December 31, 2005 and 2004, respectively;
    Outstanding - 3,088,776 and 3,076,846 shares as of December 31, 2005 and 2004,
    respectively                                                                                10               9
    Treasury stock (December 31, 2005 and 2004 - 24,801)                                      (346)           (346)
    Additional paid-in capital                                                               6,743           6,713
    Retained earnings                                                                        4,182           3,208
                                                                                           -------         -------
                                                                                            10,589           9,584
                                                                                           -------         -------
                                                                                            12,871          12,341
                                                                                           =======         =======

PRESS RELEASE

SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS THIRD QUARTER RESULTS

MIGDAL HA'EMEK, Israel, October 31, 2005 - ACS-Tech80 Ltd., (Nasdaq: ACSEF -
news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports third quarter revenues and earnings.

Revenues for the third quarter of 2005 were $3,173,000, a decrease of 22.7% from the $4,108,000 revenues reported in the third quarter of 2004, and an increase of 11.5% from the $2,846,000 revenues reported for the second quarter of 2005.
Revenues for the first nine months of 2005 were $8,522,000, a decrease of 21%
from the $10,792,000 revenues reported in the first nine months of 2004.

Operating income for the third quarter of 2005 was $527,000, compared to
$785,000 in the third quarter of 2004, and $319,000 in the second quarter of
2005. Operating income for the first nine months of 2005 was $874,000, compared to $2,113,000 in the first nine months of 2004.

Net income for the third quarter of 2005 was $465,000, or $0.15 per share, compared to $735,000 net income, or $0.22 per share in the third quarter of
2004, and $145,000 net income, or $0.05 per share in the second quarter of 2005.
Net income for the first nine months of 2005 was $650,000, or $0.21 per share, compared to $1,877,000 net income, or $0.56 per share reported in the first nine months of 2004.

The company completed the third quarter of 2005 with cash, cash equivalents, marketable securities and debt securities of approximately $4.3 million, compared to $3.6 million at the end of 2004, due principally to a positive operating cash flow.

The decline in revenues compared to the same period in 2004 is mainly attributed to a temporary business decline experienced by a large customer in the field of
Electronics manufacturing equipment, who expects business increase in the last quarter of this year and throughout fiscal year 2006.

We expect that for the second half of 2005 the total revenues will be in the upper range of our previous estimation of 5% to 10% increase when compared to the first half of 2005. Based on current market conditions and new design wins that will positively affect our results in the next 12 months, we expect our revenues in the first half of 2006 to increase by approximately 5% to 10% when compared to the second half of 2005.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the
Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT: ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

2005, Q3 CONSOLIDATED STATEMENTS OF OPERATIONS      NINE MONTHS ENDED     THREE MONTHS ENDED  YEAR ENDED
                                                       SEPTEMBER 30,         SEPTEMBER 30,    DECEMBER 31,
                                                    ------------------    ------------------    -------
                                                      2005       2004       2005       2004       2004
                                                    -------    -------    -------    -------    -------
                                                                        CONSOLIDATED
                                                    ---------------------------------------------------
                                                                 U.S. DOLLARS IN THOUSANDS
                                                    ---------------------------------------------------

REVENUES                                              8,522     10,792      3,173      4,108     14,376
COST OF REVENUES                                      4,111      5,796      1,482      2,242      7,602
                                                    -------    -------    -------    -------    -------

GROSS PROFIT                                          4,411      4,996      1,691      1,866      6,774
                                                    -------    -------    -------    -------    -------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                        1,192      1,177        374        439      1,668
LESS-GRANTS RECEIVED                                    (17)      (247)       (17)       (77)      (247)
                                                    -------    -------    -------    -------    -------
NET RESEARCH AND DEVELOPMENT COSTS                    1,175        930        357        362      1,421

PROCEEDS FROM INSURANCE CLAIM                             -       (182)         -          -       (182)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET     2,362      2,135        807        719      3,001
                                                    -------    -------    -------    -------    -------
TOTAL OPERATING COSTS                                 3,537      2,883      1,164      1,081      4,240
                                                    -------    -------    -------    -------    -------

OPERATING INCOME                                        874      2,113        527        785      2,534
FINANCING INCOME (EXPENSES), NET                        (14)       (77)         9        (13)       (26)
OTHER INCOME (EXPENSES), NET                              3         (3)         4          -        (20)
                                                    -------    -------    -------    -------    -------
INCOME BEFORE TAXES ON INCOME                           863      2,033        540        772      2,488
TAXES ON INCOME, NET                                   (213)      (156)       (75)       (37)      (235)
                                                    -------    -------    -------    -------    -------

NET INCOME                                              650      1,877        465        735      2,253
                                                    =======    =======    =======    =======    =======

EARNINGS PER ORDINARY SHARE IN U.S. DOLLARS
  BASIC                                                0.21       0.56       0.15       0.22       0.70
                                                    =======    =======    =======    =======    =======
  DILUTED                                              0.17       0.56       0.11       0.22       0.66
                                                    =======    =======    =======    =======    =======

WEIGHTED AVERAGE NUMBER OF SHARES USED
IN COMPUTATION OF EARNINGS PER SHARE
  BASIC - IN THOUSANDS                                3,133      3,334      3,133      3,334      3,210
                                                    =======    =======    =======    =======    =======
  DILUTED - IN THOUSANDS                              3,475      3,394      3,481      3,392      3,383
                                                    =======    =======    =======    =======    =======

2005, Q3 CONSOLIDATED BALANCE SHEETS                                SEPTEMBER 30,    DECEMBER 31,
                                                                   2005       2004       2004
                                                                 -------    -------    -------
                                                                          CONSOLIDATED
                                                                 -----------------------------
                                                                   U.S. DOLLARS IN THOUSANDS
                                                                 -----------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                          1,309      2,147      2,626
Marketable securities                                                304          -          -
Debt securities held to maturity                                     713          -          -
Trade receivables, net                                             2,725      3,747      3,170
Inventories                                                        2,998      2,933      2,784
Other                                                                311        577        376
                                                                 -------    -------    -------
TOTAL CURRENT ASSETS                                               8,360      9,404      8,956
                                                                 -------    -------    -------

LONG-TERM ASSETS
Deferred income taxes                                                128        130        142
Debt securities held to maturity                                   1,931        500      1,000
Investment in other company                                        1,218      1,218      1,218
Other long-term assets                                               110        100        105
                                                                 -------    -------    -------
                                                                   3,387      1,948      2,465
                                                                 -------    -------    -------

PROPERTY AND EQUIPMENT
Cost                                                               3,448      3,428      3,418
Less - accumulated depreciation                                    2,724      2,456      2,498
                                                                 -------    -------    -------
                                                                     724        972        920
                                                                 -------    -------    -------

                                                                  12,471     12,324     12,341
                                                                 =======    =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables                                                     1,062      2,132      1,376
Accounts payable and other accruals                                1,033        893      1,229
                                                                 -------    -------    -------
TOTAL CURRENT LIABILITIES                                          2,095      3,025      2,605
                                                                 -------    -------    -------
LONG-TERM LIABILITIES
Long-term accrued expenses                                             -         23          -
Accrued severance pay, net                                           139        145        152
                                                                 -------    -------    -------
TOTAL LONG-TERM LIABILITIES                                          139        168        152
                                                                 -------    -------    -------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 September 30, 2005 - 3,102,147, September 30, 2004- 3,051,346
 Dec 31, 2004 - 3,101,647)                                             9          9          9
Treasury stock (September 30, 2005 and 2004 - 24,801,
 Dec 31, 2004- 24,801)                                              (346)      (346)      (346)
Additional paid-in capital                                         6,716      6,636      6,713
Retained earnings                                                  3,858      2,832      3,208
                                                                 -------    -------    -------
                                                                  10,237      9,131      9,584
                                                                 -------    -------    -------

                                                                  12,471     12,324     12,341
                                                                 =======    =======    =======